--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - Amendment No. 2

                    Under the Securities Exchange Act of 1934

                                  MedPlus, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   585 04P 103
                                 (CUSIP Number)

                             Leo C. Farrenkopf, Jr.
                             Quest Diagnostics Incorporated
                             One Malcolm Avenue
                             Teterboro, NJ 07608
                             (201) 393-5143)

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 2001

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1) Names of Reporting Persons IRS Identification Nos. of Above Persons (entities only)

          Quest Diagnostics Ventures LLC - (FEIN No. 22-3695707)

   2) Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [x]

   3) SEC Use Only

   4) Source of Funds (See Instructions)
        WC

   5) Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]

   6) Citizenship or Place of Organization
      Delaware, USA (as to each Reporting Person--(entities only))

       Number of                   (7)  Sole Voting Power
        Shares                            0
     Beneficially
       Owned by                    (8)  Shared Voting Power
     Each Reporting                       1,918,465
      Person With
                                   (9)  Sole Dispositive Power
                                          0

                                   (10) Shared Dispositive Power
                                          4,802,978 shares (consists of
                                          1,918,465 shares owned at
                                          time of this filing, and
                                          2,884,513 shares that Quest
                                          Diagnostics Ventures has the
                                          right to acquire)

   11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,802,978 shares

   12) Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                          [ ]

   13) Percent of Class Represented by Amount in Row (11)

         43.6%(1)

   Type of Reporting Person (See Instructions)

   14) OO
       Quest Diagnostics Ventures LLC is a Delaware limited liability company

  (1) Actual ownership is 18.3% of the outstanding common stock and convertible preferred stock ignoring all other derivative securities including the warrants owned by Quest Diagnostics Ventures.

   1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [x]

   3)  SEC Use Only

   4)  Source of Funds (See Instructions)
       WC

   5)  Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                             [ ]

   6)  Citizenship or Place of Organization

       Delaware, USA (as to each Reporting Person-- (entities only))

       Number of                    7) Sole Voting Power
         Shares                         0
      Beneficially
        Owned by                    8) Shared Voting Power
      Each Reporting                    1,918,465
       Person With
                                    9) Sole Dispositive Power
                                        0
                                   10) Shared Dispositive Power
                                       4,802,978 shares consists of
                                       1,918,465 shares owned at time
                                       of this filing; and 2,884,513
                                       shares that Quest Diagnostics
                                       Ventures has the right to acquire)

   11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,802,978 shares

   12) Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                          [ ]

   13) Percent of Class Represented by Amount in Row (11)

         43.6%(1)

   14) HC


  (1) Actual ownership is 18.3% of the outstanding common stock and convertible preferred stock ignoring all other derivative securities including the warrants owned by Quest Diagnostics Ventures.

                         SCHEDULE 13D - AMENDMENT NO. 2

         The undersigned hereby amend their Schedule 13D dated June 30, 2000 (the "Statement"), relating to the common stock, no par value ("Share") of MedPlus, Inc., an Ohio corporation ("MedPlus"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof.

Schedule I to this Schedule 13D is amended and restated in its entirety as set forth in Schedule I hereto.

Item 3 of the Statement entitled "Source and Amount of Funds or Other Consideration" is hereby amended by the addition of the following paragraph:

"Quest Diagnostics has sufficient working capital to purchase the outstanding capital stock of MedPlus under the proposal referred to in Item 4."

Item 4 of the Statement entitled "Purpose of Transaction" is hereby amended by the addition of the following paragraph.

"Quest Diagnostics has submitted to MedPlus a proposal to acquire all outstanding common stock and preferred stock of MedPlus for $2 per share. The proposal is attached as Schedule II hereto."

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  April 2, 2001
                                           QUEST DIAGNOSTICS VENTURES LLC

                                           By:  /s/ Kenneth W. Freeman
                                              --------------------------------
                                           Name: Kenneth W. Freeman
                                           Title: Chief Executive Officer


                                           QUEST DIAGNOSTICS INCORPORATED


                                           By:  /s/ Kenneth W. Freeman
                                              --------------------------------
                                           Name: Kenneth W. Freeman
                                           Title: Chairman and Chief Executive
                                           Officer

                                   SCHEDULE I

A. Officers and Managers of Quest Diagnostics Ventures LLC (organized as a limited liability company in the State of Delaware):

                                                                  Principal
                                                                  Occupation or
Names                          Business Address                   Employment
---------------------------------------------------------------------------------------------
Kenneth W. Freeman             One Malcolm Avenue                 Chief Executive Officer
                               Teterboro, NJ 07608

Dr. Surya N. Mohapatra         One Malcolm Avenue                 President
                               Teterboro, NJ 07608

Robert A. Hagemann             One Malcolm Avenue                 Manager; Vice President
                               Teterboro, NJ 07608                and Treasurer

Kenneth R. Finnegan            One Malcolm Avenue                 Vice President
                               Teterboro, NJ 07608

Stephen A. Calamari            One Malcolm Avenue                 Assistant Treasurer
                               Teterboro, NJ 07608

Leo C. Farrenkopf, Jr.         One Malcolm Avenue                 Secretary
                               Teterboro, NJ 07608

Jeanne C. Serocke              One Malcolm Avenue                 Assistant Secretary
                               Teterboro, NJ 07608


B. Directors and Executive Officers of Quest Diagnostics Incorporated (incorporated in the State of Delaware): Principal Occupation or

                                                                  Principal
                                                                  Occupation or
Names                          Business Address                   Employment
---------------------------------------------------------------------------------------------
Kenneth W. Freeman             One Malcolm Avenue                 Chairman of the Board and
                               Teterboro, NJ 07608                Chief Executive Officer

Dr. Surya N. Mohapatra         One Malcolm Avenue                 President and Chief
                               Teterboro, NJ 07608                Operating Officer

Richard L. Bevan               One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Human Resources


Kenneth R. Finnegan            One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Business Development

Julie A. Clarkson              One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Communications and Public
                                                                         Affairs

Robert A. Hagemann             One Malcolm Avenue                 Corporate Vice President and
                               Teterboro, NJ 07608                Chief Financial Officer

Gerald C. Marrone              One Malcolm Avenue                 Senior Vice President
                               Teterboro, NJ 07608                Administration and Chief
                                                                  Information Officer

Michael E. Prevoznik           One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Legal and Compliance & General
                                                                  Counsel

Kenneth D. Brody               Winslow Partners                   Director
                               1300 Connecticut Ave N.W.
                               8th Floor
                               Washington, DC 20036

William F. Buehler             Retired                            Director
                               c/o Xerox Corporation
                               800 Long Ridge Road
                               PO Box 1600
                               Stamford, CT 06904

Van C. Campbell                Retired
                               c/o Corning Incorporated           Director
                               One Riverfront Plaza
                               Corning, NY 14831

Mary A. Cirillo                Chairman and CEO                   Director
                               OPCENTER
                               317 Madison Avenue
                               Suite 500
                               New York, NY 10017

William R. Grant               Chairman                           Director
                               Galen Associates
                               610 Fifth Avenue
                               New York, NY 10020

Dan C. Stanzione               President Emeritus of              Director
                               Bell Laboratories
                               Lucent Technologies
                               Incorporated
                               600 Mountain Avenue
                               Murray Hill, NJ 07974

Gail R. Wilensky               Senior Fellow                      Director
                               Project HOPE
                               Suite 600
                               7500 Old Georgetown Road
                               Bethesda, MD 20814-6133

John B. Ziegler                President                          Director
                               Worldwide Consumer
                               Healthcare
                               GlaxoSmithKline
                               One Franklin Plaza
                               Philadelphia, PA 19102

Citizenship:  All are U.S. citizens.